

February 15, 2018

Kevin R. Karas
Senior Vice President Finance,
  Chief Financial Officer, Treasurer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re:** **National Research Corporation**
> **Amendment No. 3 to Schedule 13E-3**
> **Filed January 26, 2018**
> **File No. 005-52417**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 26, 2018**
> **File No. 001-35929**

Dear Mr. Karas:

We have reviewed the filings referenced above and have the following comments.

Effect on the Company, page 31

1. We note the tabular disclosure of the B Consideration that will be provided to directors and executive officers of the Company for outstanding options and restricted shares in connection with the Proposed Recapitalization. Please disclose the total B Consideration to be provided to directors and executive officers of the Company and the two trusts for the benefit of Mr. Hays' family in connection with the Proposed Recapitalization.

Material Factors Considered by the Board, page 38

2. We note that the Board determined the fair value of the class B common stock to be the intra-day volume weighted average price of the class B common stock on September 15, 2017 and the fair value of the class A common stock to be the volume weighted average price of the class A common stock during the 20 trading days ending on December 12, 2017. Please disclose what consideration, if any, the Board gave to determining the fair value of both classes of common stock as of the same or a similar date.

Financial Information, page 57

3.   Please update your disclosure to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 3-01(c) of Regulation S-X have been met. Refer to Rule 3-12 of Regulation S-X.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comment.

                                    Sincerely,

                                    /s/ Tiffany Piland Posil

                                    Tiffany Piland Posil
                                    Special Counsel
                                    Office of Mergers and Acquisitions

cc: Russell E. Ryba
        Foley & Lardner LLP